03019572

I SEE

a developmental drug company with enormous opportunity

ATHEROGENICS, INC.℠

2002 Annual Report



Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer

Ten years ago, I envisioned a company that would open a new frontier in treating one of the world's most deadly diseases – coronary heart disease, or atherosclerosis. Dr. Wayne Alexander and I co-founded that company, AtheroGenics, based on the premise that by treating chronic inflammation within blood vessel walls, which is invisible to the naked eye, we could effectively treat coronary heart disease, a very visible problem. From that vantage point, we began to explore the intrinsic relationship between chronic inflammation and other serious diseases, such as rheumatoid arthritis and asthma.

In 2002, we saw this theory materialize as one of the most talked-about scientific paradigm shifts in cardiology. Much of the news in cardiology this year has focused on studies confirming what we at AtheroGenics have believed all along – inflammation causes heart disease.

AtheroGenics has laid the groundwork for what we believe is today's most exciting medical breakthrough in cardiology. We've developed a first-in-class drug candidate that fights inflammation within blood vessel walls. Unlike drugs such as statins, which lower cholesterol through indirect and uncertain anti-inflammatory effects, AGI-1067 directly targets the expression of proteins responsible for triggering chronic inflammation. AGI-1067 may have the potential to actually reverse atherosclerosis and the narrowing of arteries that can cause heart attacks, death and other major adverse coronary events.

AGI-1067 Clinical Trials Moving Forward

Following an End of Phase II Meeting with the U.S. Food and Drug Administration in mid-2002, AtheroGenics accelerated activity involving the design and initiation of a Phase III clinical program for AGI-1067 for an atherosclerosis indication. We have since begun the process of initiating a pivotal Phase III clinical trial, which we've termed ARISE (Aggressive Reduction of Inflammation Stops Events). This 4,000-patient trial will study the clinical effect of AGI-1067 on patients with established coronary heart disease, after dosing for a period of 12 to 24 months. We are very excited about this revolutionary product that we believe has prospects for fundamentally improving the way heart disease is treated.

Positive Progress on Other Drug Candidates

In 2002, we reported positive results from Phase I clinical studies with AGIX-4207, our rheumatoid arthritis drug candidate, and from the Phase I clinical trial of AGI-1096 for chronic organ transplant rejection. Based on the success of our AGIX-4207 clinical trials, we initiated in September a Phase II safety and biomarker study in patients with established rheumatoid arthritis. We also began discussions with several potential partners for our transplant rejection drug candidate, AGI-1096. Additionally, we're excited about a new class of second-generation v-protectant™ compounds that have demonstrated to be extremely effective in industry-standard pre-clinical models of asthma. We hope to announce continued progress from all of these activities in 2003.

Planning for Success

In November 2002, we filed a Form S-3 shelf registration statement with the Securities and Exchange Commission to take advantage of potential financing opportunities. In the first quarter of 2003, AtheroGenics completed a successful public offering of 8.3 million shares of common stock, including the over-allotment shares. In total, the offering resulted in net proceeds to the company of approximately $48 million. We were particularly pleased with the success of this offering in light of the difficult economy and overall weak stock market.

New Experts Join Our Team

In August of 2002, we were honored to have Rob Scott, M.D., former Vice President and Worldwide Medical Therapeutic Head of Pfizer Pharmaceutical Group, join AtheroGenics as Senior Vice President, Clinical Development and Regulatory Affairs and Chief Medical Officer. With his predecessor company, Rob had overall responsibility for the global clinical development of cardiovascular and atherosclerosis products. He was responsible for overseeing a $200 million clinical trial budget that included over 80,000 participants in long-term clinical trials.

John Mohr also joined our team in 2002 as Vice President, Business Development, to lead our partnering activities and identify licensing opportunities. John is a veteran in the healthcare and pharmaceutical industry with more than 20 years of experience with leading pharmaceutical companies.

Finally, David Bearman, a retired NCR Corporation Senior Vice President and Chief Financial Officer and a former senior executive with Cardinal Health, Inc., was elected to the AtheroGenics Board of Directors in November 2002. He was also appointed to serve as Chairman of the AtheroGenics Audit Committee. David's appointment reinforces our resolve to provide shareholders with strong governance, independent oversight and financial expertise within our Board and Audit Committee structure.

In our 2001 annual report, we celebrated how far AtheroGenics had come as a company – from our start-up beginning to our position as a leading innovative pharmaceutical development company. This year's report takes a look inside AtheroGenics and focuses on some of the key people responsible for our success.

On behalf of our executive team and all of our hard working, dedicated employees, I thank you for your continued support and confidence.

Sincerely,

Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer



I SEE

a transformation

I SEE

a transformation

We believe AtheroGenics is a company with all of the right ingredients for success – that's why Dr. Rob Scott left Pfizer to join our team. With the support and guidance of some of the most highly regarded cardiovascular experts in North America, who have assembled to form the ARISE Steering Committee, AtheroGenics is proceeding with the initiation of the ARISE Phase III clinical trial, testing perhaps the most important drug for heart disease since statins. We have begun our transformation from a development stage pharmaceutical company to what we believe will culminate in our role as a major industry player.

"It's all about the drug. I believe that the next era of cardiovascular medicine will focus on drugs that actually attack the disease in the blood vessel wall. Surveying the field, my assessment is that AGI-1067 is far more advanced than any competitive program using this approach."

Rob Scott, M.D.
Senior Vice President, Clinical Development and Regulatory Affairs and Chief Medical Officer





a collaboration

Our near-term strategy focuses on our key strengths - drug discovery and development. We look to potential collaborative partners for the large-scale marketing manpower and financial resources necessary to bring the drugs we develop through FDA approval and, ultimately, to the millions of patients who need them. Longer-term, we aim to expand our horizons at AtheroGenics by utilizing our collaborative partnerships as vehicles to accelerate our transition to a commercial enterprise.

On the immediate horizon are partnership discussions involving AGI-1067, our novel oral anti-inflammatory drug candidate and possibly the first direct disease-modifying therapeutic in the cardiovascular field. We're also exploring an early-stage partnership for AGI-1096, a novel oral treatment for chronic transplant rejection.

a collaboration

Our near-term strategy focuses on our key strengths – drug discovery and development. We look to potential collaborative partners for the large-scale marketing manpower and financial resources necessary to bring the drugs we develop through FDA approval and, ultimately, to the millions of patients who need them. Longer-term, we aim to expand our horizons at AtheroGenics by utilizing our collaborative partnerships as vehicles to accelerate our transition to a commercial enterprise.

On the immediate horizon are partnership discussions involving AGI-1067, our novel oral anti-inflammatory drug candidate and possibly the first direct disease-modifying therapeutic in the cardiovascular field. We're also exploring an early-stage partnership for AGI-1096, a novel oral treatment for chronic transplant rejection.



"With AGI-1067 entering Phase III clinical trials, we're beginning to shift our attention to the commercial opportunity that lies ahead. Over 14 million Americans suffer from heart disease today, and it remains the single largest killer in the U.S. AGI-1067 has the potential to become a leading cardiovascular therapeutic, which we believe could capture a significant portion of a large market with unmet medical needs."

John Mohr
Vice President, Business Development



I SEE

I SEE

a continuation

The expansion of our v-protectant™ platform beyond atherosclerosis has been a central tenet of our strategy of building a broad portfolio of high-value products.

2002 marked the completion of successful Phase I clinical trials for two of our v-protectants™ – AGIX-4207 for rheumatoid arthritis and AGI-1096 for chronic transplant rejection. We launched a Phase II clinical trial for AGIX-4207 in September 2002 and we expect to see results in the coming year.

In parallel with our clinical program advances, our scientific research team continues to provide a pipeline for the growth of our company by identifying and targeting innovative small molecule drug candidates from both the v-protectant™ and MEK Kinase technology platforms, utilizing cutting-edge drug discovery technologies.

"By utilizing cutting-edge genomics-based technologies integrated into traditional drug discovery disciplines, including medicinal chemistry and pharmacology, AtheroGenics has achieved a significant and strategically balanced discovery research portfolio spanning early inflammatory targets all the way through to late-stage pre-clinical candidates."

Martin A. Wasserman, Ph.D.
Vice President, Discovery Research
and Chief Scientific Officer







Mark P. Colonnese
Senior Vice President, Finance and Administration, Chief Financial Officer

QUESTION> **When do you think AGI-1067 will be on the market?** ANSWER> If our ARISE clinical trial is successful, we would plan to file an NDA (New Drug Application) in late 2005. It would be speculative to try to predict the FDA's review time for any specific compound, but recently the average review time has been approximately 10 months.

QUESTION> **What is the market size for a drug like AGI-1067?** ANSWER> We are developing AGI-1067 as a first-in-class anti-inflammatory drug for the treatment of coronary artery disease (atherosclerosis). Despite recent medical advances, atherosclerosis remains the largest killer in the U.S. Drugs that indirectly treat atherosclerosis by reducing risk factors such as high cholesterol are among the best-selling pharmaceutical products in the world. The 2002 sales of statins, a class of drugs that lower LDL cholesterol, are projected to be over $16 billion. If AGI-1067 achieves its targeted clinical profile, we believe that it would be suitable treatment for all patients with atherosclerosis, with or without high cholesterol.

QUESTION> **Is AtheroGenics going to build a sales force to commercialize AGI-1067?** ANSWER> We plan to partner with a large pharmaceutical company in 2003. One of our main goals will be to optimize the recurring revenue stream from the drug. In that context, it may be beneficial for us to retain some co-promotion rights to the compound. This will be an important topic in our partnering discussions.

QUESTION> When can we expect to hear news about your asthma v-protectant™ drug candidate? ANSWER> We submitted three abstracts on our second generation v-protectants™ targeting chronic asthma, which were accepted by the American Thoracic Society (ATS). The ATS meeting this year is being held in May in Seattle. If one of the lead compounds from this chemical series hits its pre-clinical marks later this year, we would plan on introducing that candidate from this series of second-generation v-protectants™ at that time.

QUESTION> What kind of financial partnership are you looking for with large pharma for AGI-1067? ANSWER> We would direct your attention to some of the more successful Phase III partnerships that have occurred within the last 6–12 months between biotech and large pharma. We believe that the characteristics of AGI-1067 would warrant a top-tier pharmaceutical partner with a first-class partnership structure.

QUESTION> How much will the Phase III trial for AGI-1067 cost? ANSWER> We anticipate that the cost will be approximately $40 million and that this cost would be spread out over 2 to 2½ years.

QUESTION> What is the competition for AGI-1067? ANSWER> While many pharmaceutical companies are working on programs that address the link between inflammation and atherosclerosis, we believe we are at least a few years ahead of any potential competition with our AGI-1067 cardiovascular product.

QUESTION> How do you see patients utilizing your AGIX-4207 drug for rheumatoid arthritis, given all the competitive medicines already on the market? ANSWER> We believe that AGIX-4207 has the potential to be an ideal concomitant therapy to those DMARDs (disease modifying anti-rheumatic drugs) that are currently on the market. In fact, because of the specificity of the mechanism of AGIX-4207, it may provide relief to rheumatoid arthritis patients in a manner that avoids broad-based immune suppression.

AGI-1067

- ☐ Initiate ARISE enrollment
- ☐ Enter into partnership agreement
- ☐ Complete CART-2 enrollment
- ☐ Publish CART-1 manuscript in peer reviewed journal
- ☐ Publish American College of Cardiology Symposium Proceedings in a Supplement to *The American Journal of Cardiology*

AGIX-4207

- ☐ Report results of biomarker and safety study
- ☐ Commence dose ranging Phase II study

AGI-1096

- ☐ Enter into partnership agreement

Pre-Clinical

- ☐ Nominate new asthma compound for pre-IND development activities

PRODUCT PIPELINE

AtheroGenics is currently conducting clinical trials for four of its products. AGI-1067, a novel oral agent for the treatment and prevention of atherosclerosis, is the first in a new class of drugs known as vascular protectants, or v-protectants™. AGIX-4207 is a novel oral agent for the potential treatment of rheumatoid arthritis. AGIX-4207 I.V. is an intravenous treatment designed for rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable. AGI-1096 is a novel oral agent being tested for the prevention of transplant rejection.

V-PROTECTANTS™	TARGET INDICATIONS	RESEARCH	PRE IND	PHASE I	PHASE II	PHASE III
AGI-1067	Atherosclerosis					
AGIX-4207	Rheumatoid Arthritis					
AGIX-4207 I.V.	Exacerbations of Rheumatoid Arthritis					
AGI-1096	Transplant Rejection					
ORAL PRODUCT CANDIDATE	Chronic Asthma					

OTHER PROGRAMS	TARGET INDICATIONS	RESEARCH	PRE IND	PHASE I	PHASE II	PHASE III
FUNCTIONAL GENOMICS	Inflammatory Diseases					
MEKK TECHNOLOGY PLATFORM	Inflammatory Diseases					

HEART DISEASE STATISTICS

Percentage breakdown of deaths from cardiovascular diseases


54% CORONARY HEART DISEASE
13% OTHER
0.4% RHEUMATIC FEVER/ RHEUMATIC HEART DISEASE
0.5% CONGENITAL CARDIOVASCULAR DEFECTS
4% DISEASES OF THE ARTERIES
5% HIGH BLOOD PRESSURE
5% CONGESTIVE HEART FAILURE
18% STROKE

UNITED STATES: 2000
SOURCE: CDC/NCHS.

Prevalence of cardiovascular diseases in Americans, age 20 and older by age and sex


AGE
20–24
5.5%
4.6%
25–34
10.4%
4.2%
Males
Females
35–44
17.4%
13.6%
45–54
34.2%
28.9%
55–64
51.0%
48.1%
65–74
65.2%
65.2%
75+
70.7%
79.0%

UNITED STATES: 1988–94
SOURCE: NHANES III (1988–94), CDC/NCHS.

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this annual report. The historical results are not necessarily indicative of the operating results to be expected in the future.

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA:					
Revenues:					
License fees	$ —	$ 1,111,111	$ 3,333,333	$ 555,556	$ —
Research and development	—	2,398,429	4,826,370	791,653	—
Total revenues	—	3,509,540	8,159,703	1,347,209	—
Operating expenses:					
Research and development*	22,838,066	16,884,027	12,815,788	9,041,345	8,954,904
General and administrative*	4,070,189	3,979,813	3,035,559	2,593,017	1,573,807
Amortization of deferred stock compensation	1,976,872	2,652,031	7,972,728	85,480	—
Total operating expenses	28,885,127	23,515,871	23,824,075	11,719,842	10,528,711
Operating loss	(28,885,127)	(20,006,331)	(15,664,372)	(10,372,633)	(10,528,711)
Net interest income (expense)	919,620	2,366,748	1,714,850	(60,617)	(205,130)
Net loss	$(27,965,507)	$(17,639,583)	$(13,949,522)	$(10,433,250)	$(10,733,841)
Basic and diluted net loss per share	$ (1.00)	$ (0.68)	$ (1.30)	$ (4.27)	$ (4.45)
Shares used in computing basic and diluted net loss per share	27,978,705	26,010,347	10,747,773	2,443,237	2,409,948
* Exclusive of amounts recorded as amortization of deferred stock compensation:					
Research and development	$ 908,061	$ 940,053	$ 1,856,932	$ 23,649	$ —
General and administrative	$ 1,068,811	$ 1,711,978	$ 6,115,796	$ 61,831	$ —

The following table contains a summary of our balance sheet data for the five years ending December 31, 2002.

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999	1998
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 32,132,329	$ 28,682,050	$ 26,463,070	$ 13,409,450	$ 3,686,423
Short-term investments	2,538,802	29,757,945	27,518,169	—	—
Working capital (deficiency)	30,009,013	55,056,263	52,422,951	9,651,239	(4,259,366)
Total assets	37,952,044	62,255,278	57,598,951	15,717,214	5,341,816
Long-term obligations, less current portion	572,492	—	84,907	61,854	163,262
Deferred stock compensation	(1,243,786)	(2,975,314)	(5,930,880)	(1,809,680)	—
Accumulated deficit	(89,243,494)	(61,277,987)	(43,638,404)	(29,688,882)	(19,255,632)
Total shareholders' equity (deficit)	32,493,713	58,294,812	54,271,686	(29,288,600)	(18,973,881)

The following discussion should be read in conjunction with our financial statements and related notes included in this annual report. In this report, "AtheroGenics," "we," "us" and "our" refer to AtheroGenics, Inc.

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements which address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our future results of operations or financial condition, research, development and commercialization of our product candidates, anticipated trends in our business, and other risks that could cause actual results to differ materially. You should carefully consider these risks, which are discussed in this annual report, including, without limitation, in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in AtheroGenics' Securities and Exchange Commission filings.

OVERVIEW

Since our operations began in 1994, we have focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, rheumatoid arthritis and asthma. Based on our proprietary vascular protectant, or v-protectant™, technology platform, we have advanced three drug candidates into development, AGI-1067, AGIX-4207 and AGI-1096, and are progressing on a number of other pre-clinical programs.

To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales and, excluding the effect of certain license fees of a non-recurring nature, expect to incur significant losses in most years prior to deriving any such product revenue.

We have incurred significant losses since we began operations and, as of December 31, 2002, had an accumulated deficit of $89.2 million. We cannot assure you whether or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances, and to manufacture and market our future products.

In October 1999, we entered into an exclusive licensing agreement with Schering-Plough Corporation covering our lead compound, AGI-1067. Under terms of the agreement, Schering-Plough obtained exclusive worldwide rights to AGI-1067 and related compounds. Schering-Plough was responsible for all costs of development and commercialization and paid us an initial licensing fee. In October 2001, we reacquired all rights to AGI-1067 and related technology and terminated the license agreement.

In June 2001, we entered into a worldwide exclusive license agreement with National Jewish Medical and Research Center of Denver, Colorado to discover and develop novel therapeutics based on MEK kinases, enzymes that participate in a broad range of cellular activities, and related technology for the treatment of inflammation. We expect these new technologies to provide a second broad platform for the discovery and development of a new class of anti-inflammatory drug candidates.

CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of AtheroGenics. AtheroGenics had committed to perform certain research and development activities as part of a license agreement, which has been terminated; accordingly, the upfront license payment was amortized over the anticipated time period to conduct these activities. Revenues under research and development arrangements were recognized as the research and development activities were performed pursuant to the terms of the related agreements. These revenues were billed quarterly and the related payments were not refundable. Revenues that had not been invoiced were reflected as unbilled receivables.

Stock-Based Compensation

AtheroGenics has elected to follow Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. AtheroGenics accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

In connection with the grant of certain options to employees, AtheroGenics recorded non-cash deferred stock compensation of approximately $14 million since 1999, representing the difference between the exercise price and the deemed fair value of AtheroGenics' common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting.

In connection with the grant of certain options and warrants to non-employees during 2001 and 2002, AtheroGenics recorded non-cash deferred stock compensation of approximately $1.3 million. The fair value of the options and warrants for purposes of this calculation was determined by using the Black-Scholes option valuation model. The fair value of the options and warrants is re-measured at each measurement date.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2002 and 2001

Revenues

There were no revenues during 2002, compared to $3.5 million in 2001. Last year's revenue reflected the amortization of a $5.0 million license fee payment and research and development revenue attributable to a license agreement that was terminated in October 2001.

Expenses

Research and Development. Research and development expenses, excluding amortization of deferred stock compensation, were $22.8 million in 2002, compared to $16.9 million in 2001. The increase of $6.0 million, or 35%, is primarily due to increased expenditures for the Phase II clinical trials for AGI-1067 and AGIX-4207 for items such as patient costs and clinical drug supply. Also contributing to the increase are start-up expenditures related to organizing the ARISE Phase III clinical trial, which are primarily related to commercial formulation, manufacturing bulk drug supply and the hiring of additional employees in preparation for the planned clinical trials.

General and Administrative. General and administrative expenses, excluding amortization of deferred stock compensation, were $4.1 million in 2002, compared to $4.0 million in 2001. The increase of $90,376, or 2%, reflects an increase in business development activities offset in part by lower expenditures for professional fees.

Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation was $2.0 million in 2002, of which $908,061 was attributable to research and development expenses and $1.1 million was attributable to general and administrative expenses. In 2001, amortization of deferred stock compensation was $2.7 million, of which $940,053 was attributable to research and development expenses and $1.7 million was attributable to general and administrative expenses. The decrease in 2002 compared to 2001 is due to the deferred stock compensation being amortized using the graded vesting method, which results in higher amortization in the earlier years. The decrease is partially offset by re-measuring options and warrants granted to consultants to current fair market value, in accordance with EITF Issue No. 96-18.

Net Interest Income

Net interest income was $919,620 in 2002, compared to $2.4 million in 2001. The decrease in net interest income is a reflection of lower investment balances and lower average interest rates.

Income Taxes

As of December 31, 2002, we had net operating loss carryforwards and research and development credit carryforwards of $76.3 million and $2.3 million, respectively, available to offset future regular and alternative taxable income. The net operating loss carryforwards and the research and development credit carryforwards will expire between 2010 and 2023. The maximum annual use of the net operating loss carryforwards is limited in situations where changes occur in our stock ownership. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the loss and credit carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards. We have not completed an analysis of Internal Revenue Code Section 382 limitations on the cumulative net operating loss carryforward. However, the annual limitations are not expected to prevent utilization of the net operating loss carryforward due to significant increases in value indicated by the successive issuances of our stock. If a change in ownership has occurred, there will be an annual limitation; however, this limitation is not expected to result in a loss of the deferred tax benefit.

Comparison of Years Ended December 31, 2001 and 2000

Revenues

Total revenues were $3.5 million in 2001, compared to $8.2 million in 2000. License fees of $1.1 million and $3.3 million during 2001 and 2000, respectively, were attributable to an exclusive license agreement signed in October 1999. These amounts represent the earned portion of the $5.0 million initial license fee, which was amortized over 18 months. Amortization of the license fee was completed in April 2001. Research and development revenues related to the license agreement were $2.4 million in 2001 and $4.8 million in 2000. The lower research and development revenues reflect reduced activities due to the completion of the CART-1 Phase II clinical trial for AGI-1067. There will be no further revenues from this license agreement which was terminated in October 2001.

Expenses

Research and Development. Research and development expenses, excluding amortization of deferred stock compensation, were $16.9 million in 2001, compared to $12.8 million in 2000. The increase of $4.1 million, or 32%, is primarily due to increased pre-clinical and clinical studies including the Phase I studies for AGIX-4207 and AGIX-4207 I.V., two formulations of a compound being developed for the treatment of rheumatoid arthritis, and AGI-1096, a compound being developed for the treatment of solid organ transplant rejection.

General and Administrative. General and administrative expenses, excluding amortization of deferred stock compensation, were $4.0 million in 2001, compared to $3.0 million in 2000. The increase of $1.0 million, or 33%, is primarily due to costs related to operating as a public company, including legal fees and investor relations activities.

Amortization of Deferred Stock Compensation. During 2001, we recorded non-cash deferred stock compensation of approximately $1.1 million for warrants granted in connection with a licensing agreement with National Jewish Medical and Research Center and options granted for the addition of new members to our Scientific Advisory Board. The fair value of the warrants and options was determined by using the Black-Scholes model. These amounts are included as a reduction of shareholders' equity and are being amortized over the vesting periods of individual warrants and options, generally five years, using the graded vesting method. The fair value of the options and warrants is re-measured at each measurement date. Amortization of deferred stock compensation was $2.7 million in 2001, of which $940,053 was attributable to research and development expenses and $1.7 million was attributable to general and administrative expenses. In 2000, amortization of deferred stock compensation was $8.0 million, of which $1.9 million was attributable to research and development expenses and $6.1 million was attributable to general and administrative expenses.

Net Interest Income

Net interest income was $2.4 million in 2001, compared to $1.7 million in 2000. This increase is primarily due to an increased level of investments with funds received from our Initial Public Offering in August 2000 and our private placement financing in June 2001, partially offset by lower interest rates earned on invested funds.

Income Taxes

As of December 31, 2001, we had net operating loss carryforwards and research and development credit carryforwards of $50.4 million and $1.5 million, respectively, available to offset future regular and alternative taxable income.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily through sales of equity securities and payments received from a licensing agreement. At December 31, 2002, we had cash, cash equivalents and short-term investments of $34.7 million, compared with $58.4 million at December 31, 2001. Working capital at December 31, 2002 was $30.0 million, compared to $55.1 million at December 31, 2001. The decrease in cash, cash equivalents, short-term investments and working capital is primarily due to the use of funds for operating purposes and the purchase of equipment.

Net cash used in operating activities was $24.2 million in 2002, compared to $12.8 million in 2001. The increase in the use of cash in operating activities is principally due to expenditures to support our current Phase II clinical trials for AGI-1067 for atherosclerosis and post-angioplasty restenosis and AGIX-4207 for rheumatoid arthritis. We expect that our cash expenditures to conduct clinical trials will increase substantially throughout 2003, due primarily to the Phase III clinical trial for AGI-1067.

Net cash provided by investing activities was $26.5 million in 2002, compared to $3.8 million used in investing activities in 2001. Net cash provided by investing activities during 2002 consisted primarily of the sales of available-for-sale securities, with the proceeds reinvested in interest-bearing cash equivalents, partially offset by the purchase of equipment and leasehold improvements. Net cash used in investing activities during 2001 consisted primarily of net purchases of available-for-sale securities, and purchases of equipment and leasehold improvements.

Net cash provided by financing activities was $1.2 million in 2002, compared to $18.8 million provided by financing activities in 2001. Net cash provided by financing activities in 2002 consisted primarily of proceeds from an equipment loan facility and exercise of common stock options. Net cash provided by financing activities in 2001 consisted primarily of $18.8 million received from the private placement of our common stock in June 2001. In March 2002, we entered into a revolving credit facility with Silicon Valley Bank ("the Bank") in the amount of up to $5.0 million to be used for working capital requirements. Borrowings under this line of credit bear interest at the Bank's prime rate plus 1.50% floating rate and will become due 30 months from closing. At December 31, 2002 there was no outstanding balance on the revolving credit facility. We also entered into an equipment loan facility with the Bank in the amount of up to $2.5 million to be used to finance existing and new equipment purchases. Borrowings under the equipment loan facility bear interest rates that were fixed at the time of each advance, and each advance matures in 33 months from the date of the advance. At December 31, 2002, there was an outstanding balance of approximately $1.0 million on the equipment loan facility and the weighted average interest rate was 7.68%. Also, in conjunction with these facilities, we are required to maintain a $15 million compensating cash balance in an account with the Bank.

On February 3, 2003, AtheroGenics completed a public offering of approximately 8.3 million shares of common stock (including the exercise of the underwriters' over-allotment option) that raised net proceeds of approximately $48.1 million.

The following table summarizes our long-term contractual obligations:

YEAR ENDED DECEMBER 31,	2003	2004–2005	2006–2007	Thereafter
Operating leases, net of sublease income	$ 1,058,939	$ 2,086,674	$ 2,273,790	$ 1,326,378
Long-term debt	434,637	572,492	—	—
Total contractual obligations	$ 1,493,576	$ 2,659,166	$ 2,273,790	$ 1,326,378

Based upon the current status of our product development and commercialization plans, we believe that our existing cash and cash equivalents, the proceeds from our recent public offering, along with our revolving credit facility and equipment loan facility with Silicon Valley Bank, will be adequate to satisfy our capital needs for at least the next 12 months. However, our actual capital requirements will depend on many factors, including:

- the status of product development;
- the time and cost involved in conducting clinical trials and obtaining regulatory approvals;
- the costs of filing, prosecuting and enforcing patent and other intellectual property claims;
- competing technological and market developments; and
- our ability to establish new licensing agreements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145")*, which clarifies the criteria under which extinguishment of debt can be considered as extraordinary, rescinds the related Statement Nos. 4, 44 and 64, and makes technical corrections to other Statements of Financial Standards. We adopted SFAS No. 145 in January 2003. We believe the adoption of SFAS No. 145 will not have a material effect on our future results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF Issue No. 94-3. We adopted SFAS 146 in January 2003 but do not expect the adoption to have a material effect on our future results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"), that amends SFAS 123, to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method. SFAS 148 is effective for fiscal years beginning after December 15, 2002. We have adopted the new disclosure provisions in accordance with SFAS 148 as discussed in the footnotes to the financial statements included in this annual report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, all of which have a minimum investment rating of A1/P1, money market funds, and government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Our primary interest rate exposure results from changes in the base rates that are used to determine the applicable interest rate on the equipment loan facility with Silicon Valley Bank.

The following table summarizes information on our equipment loan facility. The table presents maturity of the debt and projected annual average interest rates.

	2003	2004	2005	Total	Value as of December 31, 2002
LONG-TERM DEBT-FIXED RATE					
Maturity	$ 434,637	$ 488,870	$ 83,622	$ 1,007,129	$ 1,007,129
Average interest rate	7.68%	7.68%	7.68%		

BALANCE SHEETS

DECEMBER 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,132,329	$ 28,682,050
Short-term investments	2,538,802	29,757,945
Prepaid expenses, notes receivable and other current assets	223,721	576,734
Total current assets	34,894,852	59,016,729
Equipment and leasehold improvements, net of accumulated depreciation and amortization	2,825,267	2,915,512
Notes receivable, net of current portion	231,925	323,037
Total assets	$ 37,952,044	$ 62,255,278
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,959,295	$ 1,121,550
Accrued compensation	957,056	902,571
Accrued research and development costs	945,506	1,307,435
Accrued liabilities	589,345	541,809
Current portion of equipment loan facility and capitalized lease obligation	434,637	87,101
Total current liabilities	4,885,839	3,960,466
Equipment loan facility, net of current portion	572,492	—
Shareholders' equity		
Preferred stock, no par value: Authorized—5,000,000 shares	—	—
Common stock, no par value:		
Authorized—100,000,000 shares; issued and outstanding—28,133,560 and 27,834,773 shares at December 31, 2002 and 2001, respectively	122,182,607	121,723,102
Warrants	798,076	771,713
Deferred stock compensation	(1,243,786)	(2,975,314)
Accumulated deficit	(89,243,494)	(61,277,987)
Accumulated other comprehensive income	310	53,298
Total shareholders' equity	32,493,713	58,294,812
Total liabilities and shareholders' equity	$ 37,952,044	$ 62,255,278

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,	2002	2001	2000
Revenues:			
License fees	$ —	$ 1,111,111	$ 3,333,333
Research and development	—	2,398,429	4,826,370
Total revenues	—	3,509,540	8,159,703
Operating expenses:			
Research and development*	22,838,066	16,884,027	12,815,788
General and administrative*	4,070,189	3,979,813	3,035,559
Amortization of deferred stock compensation	1,976,872	2,652,031	7,972,728
Total operating expenses	28,885,127	23,515,871	23,824,075
Operating loss	(28,885,127)	(20,006,331)	(15,664,372)
Net interest income	919,620	2,366,748	1,714,850
Net loss	$ (27,965,507)	$ (17,639,583)	$ (13,949,522)
Net loss per share—basic and diluted	$ (1.00)	$ (0.68)	$ (1.30)
Weighted average shares outstanding—basic and diluted	27,978,705	26,010,347	10,747,773
* Exclusive of amounts recorded as amortization of deferred stock compensation:			
Research and development	$ 908,061	$ 940,053	$ 1,856,932
General and administrative	$ 1,068,811	$ 1,711,978	$ 6,115,796

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Common Stock					Accumulated Other	Total Shareholders'
	Shares	Amount	Warrants	Deferred Stock Compensation	Accumulated Deficit	Comprehensive Income	Equity (Deficit)
BALANCE AT JANUARY 1, 2000	2,536,543	$ 2,209,962	$ —	$ (1,809,680)	$(29,688,882)	$ —	$(29,288,600)
Issuance of common stock for exercise of stock options at $.30 to $.38 per share	602,650	185,788	—	—	—	—	185,788
Issuance of common stock for services	11,000	85,438	—	—	—	—	85,438
Issuance of common stock, net of issuance cost of $5,770,749	6,900,000	49,429,251	—	—	—	—	49,429,251
Deferred stock compensation related to stock option grants	—	12,093,928	—	(12,093,928)	—	—	—
Amortization of deferred stock compensation	—	—	—	7,972,728	—	—	7,972,728
Preferred stock conversion	13,859,102	39,604,288	—	—	—	—	39,604,288
Preferred stock warrant conversion	—	—	225,713	—	—	—	225,713
Net loss	—	—	—	—	(13,949,522)	—	(13,949,522)
Unrealized gain on available-for-sale securities	—	—	—	—	—	6,602	6,602
Comprehensive loss							(13,942,920)
BALANCE AT DECEMBER 31, 2000	23,909,295	103,608,655	225,713	(5,930,880)	(43,638,404)	6,602	54,271,686
Issuance of common stock for exercise of stock options at $.30 to $.38 per share	335,478	108,764	—	—	—	—	108,764
Issuance of common stock for services	5,000	29,778	—	—	—	—	29,778
Issuance of common stock, net of issuance cost of $1,788,310	3,585,000	18,825,440	—	—	—	—	18,825,440
Deferred stock compensation for issuance of stock options and warrants related to a technology license agreement	—	546,200	546,000	(1,092,200)	—	—	—
Amortization of deferred stock compensation	—	(1,395,735)	—	4,047,766	—	—	2,652,031
Net loss	—	—	—	—	(17,639,583)	—	(17,639,583)
Unrealized gain on available-for-sale securities	—	—	—	—	—	46,696	46,696
Comprehensive loss							(17,592,887)
BALANCE AT DECEMBER 31, 2001	27,834,773	121,723,102	771,713	(2,975,314)	(61,277,987)	53,298	58,294,812
Issuance of common stock for exercise of stock options at $.30 to $5.00 per share	262,654	240,524	—	—	—	—	240,524
Issuance of common stock for exercise of warrants	36,133	78,637	(78,637)	—	—	—	—
Deferred stock compensation for re-measurement of stock options related to a consulting agreement	—	235,956	—	(235,956)	—	—	—
Adjustments to market value for variable stock options and warrants issued to non-employees	—	16,229	105,000	(121,229)	—	—	—
Amortization of deferred stock compensation	—	(111,841)	—	2,088,713	—	—	1,976,872
Net loss	—	—	—	—	(27,965,507)	—	(27,965,507)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(52,988)	(52,988)
Comprehensive loss							(28,018,495)
BALANCE AT DECEMBER 31, 2002	28,133,560	$122,182,607	$ 798,076	$ (1,243,786)	$(89,243,494)	$ 310	$ 32,493,713

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2002	2001	2000
OPERATING ACTIVITIES			
Net loss	$ (27,965,507)	$ (17,639,583)	$ (13,949,522)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	746,949	491,973	420,192
Amortization of deferred stock compensation	1,976,872	2,652,031	7,972,728
Stock issued for services	—	29,778	85,438
Changes in operating assets and liabilities:			
Accounts receivable	—	1,138,244	(346,591)
Prepaid expenses, notes receivable and other assets	444,125	(195,297)	(422,996)
Accounts payable	837,745	616,559	(174,151)
Accrued liabilities	(259,908)	1,251,318	974,897
Deferred revenues	—	(1,111,111)	(3,333,333)
Net cash used in operating activities	(24,219,724)	(12,766,088)	(8,773,338)
INVESTING ACTIVITIES			
Purchases of equipment and leasehold improvements	(656,704)	(1,632,491)	(738,053)
Sales (purchases) of short-term investments	27,166,155	(2,193,080)	(27,511,567)
Net cash provided by (used in) investing activities	26,509,451	(3,825,571)	(28,249,620)
FINANCING ACTIVITIES			
Proceeds from equipment loan facility	1,258,473	—	—
Payments on equipment loan facility and capital lease obligation	(338,445)	(123,565)	(175,096)
Proceeds from the issuance and exercise of preferred stock warrants	—	—	636,635
Proceeds from the issuance of common stock	—	18,825,440	49,429,251
Proceeds from the exercise of common stock options	240,524	108,764	185,788
Net cash provided by financing activities	1,160,552	18,810,639	50,076,578
Increase in cash and cash equivalents	3,450,279	2,218,980	13,053,620
Cash and cash equivalents at beginning of year	28,682,050	26,463,070	13,409,450
Cash and cash equivalents at end of year	$ 32,132,329	$ 28,682,050	$ 26,463,070
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ 50,689	$ 21,536	$ 30,524
Equipment purchases under capital lease obligation	—	—	222,500
Options and warrants issued for technology license agreements and consulting agreements	235,956	1,092,200	—

The accompanying notes are an integral part of these financial statements.

note one > DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

AtheroGenics, Inc. ("AtheroGenics") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel therapeutics for the treatment of chronic inflammatory diseases, such as heart disease (atherosclerosis), rheumatoid arthritis and asthma.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

AtheroGenics considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. AtheroGenics' cash equivalents consist primarily of money market accounts, commercial paper, government agency notes and corporate notes on deposit with several financial institutions and the carrying amounts reported in the balance sheets approximate their fair value.

Short-Term Investments

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). AtheroGenics has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. Realized gains and losses are included in investment income and are determined on a specific identification basis.

Short-term investments consist of certificates of deposit, commercial paper, government agency notes and corporate notes that will mature between four and twelve months.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject AtheroGenics to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. These assets are maintained by reputable third-party financial institution custodians. The carrying values reported in the balance sheets for cash, cash equivalents and short-term investments approximate their fair values.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

Revenue Recognition

License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of AtheroGenics. AtheroGenics had committed to perform certain research and development activities as part of an exclusive license agreement; accordingly, the upfront license payment was amortized over the anticipated time period to conduct such activities. Revenues under research and development arrangements were recognized as the research and development activities were performed pursuant to the terms of the related agreements (see Note 2 "License Agreement"). These revenues were billed quarterly and the related payments were not refundable. Amounts earned that had not been invoiced were reflected as unbilled receivables.

Research and Development and Patent Costs

Research and development costs, including all clinical trial expenses and expenditures related to obtaining patents, are charged to expense when incurred.

Stock-Based Compensation

AtheroGenics has elected to follow Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options.

AtheroGenics accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*.

The following table illustrates the effect on net loss and loss per share if the fair value based method had been applied to all outstanding and unvested options in each period as required by SFAS 148.

YEAR ENDED DECEMBER 31,	2002	2001	2000
Net loss, as reported	$(27,965,507)	$(17,639,583)	$(13,949,522)
Add: Stock-based employee compensation expense included in reported net loss	1,495,249	2,316,141	7,972,728
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,441,554)	(3,370,753)	(8,174,752)
Pro forma net loss	$(29,911,812)	$(18,694,195)	$(14,151,546)
Net loss per share:			
Basic and diluted, as reported	$ (1.00)	$ (0.68)	$ (1.30)
Basic and diluted, pro forma	$ (1.07)	$ (0.72)	$ (1.32)

Income Taxes

The liability method is used in accounting for income taxes; deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

Comprehensive Income

AtheroGenics computes comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities. Comprehensive loss was $28,018,495, $17,592,887 and $13,942,920 for the years ended December 31, 2002, 2001 and 2000, respectively.

Recently Issued Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("SFAS No. 145"), which clarifies the criteria under which extinguishment of debt can be considered as extraordinary, rescinds the related Statement Nos. 4, 44 and 64, and makes technical corrections to other Statements of Financial Standards. AtheroGenics adopted SFAS No. 145 in January 2003. AtheroGenics believes the adoption of SFAS No. 145 will not have a material effect on its future results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF Issue No. 94-3. AtheroGenics adopted SFAS 146 in January 2003, but does not expect the adoption to have a material effect on its future results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"), that amends SFAS 123, to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method. SFAS 148 is effective for fiscal years beginning after December 15, 2002. AtheroGenics adopted the new disclosure provisions in accordance with SFAS 148, as discussed above.

note two > LICENSE AGREEMENT

In October 1999, AtheroGenics entered into an exclusive license agreement (the "Agreement"), consisting of contracts with each of Schering Corporation and Schering-Plough Ltd. (collectively, "Schering-Plough"). The Agreement provided for license fees and milestone payments to be made by Schering-Plough to AtheroGenics.

In November 1999, under the terms of the Agreement, AtheroGenics received a $5,000,000 nonrefundable license fee for the exclusive worldwide license to patent rights and licensor know-how held by AtheroGenics. AtheroGenics amortized the fee over 18 months, which represents the period AtheroGenics conducted development activities pursuant to the Agreement. Under the Agreement, AtheroGenics granted to Schering-Plough rights to develop, make, have made, import, export, use, distribute, market, promote, offer for sale and sell AGI-1067, AtheroGenics' lead product candidate, and specified compounds.

To the extent that AtheroGenics performed additional research and development at Schering-Plough's request, Schering-Plough paid AtheroGenics for such research and development. AtheroGenics recognized research and development revenues of $2,398,429 and $4,826,370 during 2001 and 2000, respectively, in relation to such requests.

In October 2001, AtheroGenics reacquired all rights to AGI-1067 and related technology and terminated the license agreement.

note three > NET LOSS PER SHARE

Net loss per share has been computed according to SFAS No. 128, *Earnings Per Share* ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. Because AtheroGenics has had a net loss for each of the years presented, these securities are antidilutive and, therefore, are not included in the computation of weighted average shares used in computing diluted loss per share. Following the guidance given by the Securities and Exchange Commission, common stock and preferred stock that was issued or granted for nominal consideration prior to the effective date of AtheroGenics' Initial Public Offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. AtheroGenics has not issued or granted shares for nominal consideration since its formation.

Basic and diluted pro forma net loss per share for 2000 was computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the conversion of all outstanding convertible preferred stock into common stock, which occurred upon consummation of AtheroGenics' Initial Public Offering, retroactive to the date of issuance. This information is included in the following table for comparative purposes.

The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share amounts:

YEAR ENDED DECEMBER 31,	2002	2001	2000
Basic and diluted:			
Net loss	$(27,965,507)	$(17,639,583)	$(13,949,522)
Weighted average shares used in computing basic and diluted net loss per share	27,978,705	26,010,347	10,747,773
Basic and diluted net loss per share	$ (1.00)	$ (0.68)	$ (1.30)
Pro forma basic and diluted:			
Shares used above			10,747,773
Pro forma adjustment to reflect weighted average effect of assumed conversion of preferred stock			8,595,672
Pro forma weighted average shares of common stock outstanding			19,343,445
Basic and diluted pro forma loss per share			$ (0.72)

During all periods presented, AtheroGenics had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

YEAR ENDED DECEMBER 31,	2002	2001	2000
Options	3,895,420	3,360,660	2,858,175
Warrants	283,622	350,290	250,290
Total	4,179,042	3,710,950	3,108,465
Weighted average exercise price of options	$ 4.06	$ 2.99	$ 1.49
Weighted average exercise price of warrants	$ 4.41	$ 4.14	$ 3.40

note four > REDEEMABLE CONVERTIBLE PREFERRED STOCK

AtheroGenics sold shares of Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock in various offerings between 1994 and 2000. These shares were convertible into common stock, at a conversion rate of one-to-one, upon certain qualifying conditions, which included the completion of an underwritten public offering of AtheroGenics' common stock.

On August 8, 2000, AtheroGenics' Registration Statement on Form S-1 was declared effective by the Securities and Exchange Commission. Immediately prior to the closing of AtheroGenics' Initial Public Offering on August 14, 2000, all of the outstanding shares of convertible preferred stock automatically converted into 13,859,102 shares of common stock. Immediately following the automatic conversion of preferred stock, amended and restated articles of incorporation were filed. Under the amended and restated articles of incorporation, AtheroGenics is authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock.

note five > COMMON STOCK

On August 14, 2000, AtheroGenics completed an Initial Public Offering of 6,900,000 shares of common stock (including the exercise of the underwriters' over-allotment option) that raised net proceeds of approximately $49,400,000.

On June 19, 2001, AtheroGenics completed a private placement of 3,585,000 shares of common stock that raised net proceeds of approximately $18,800,000.

On November 9, 2001, AtheroGenics' Board of Directors adopted a Shareholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of its common stock. Until the rights become exercisable, the rights will trade automatically with the common stock of AtheroGenics and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of AtheroGenics' common stock, whether through open market or private purchases or consummation of a tender or exchange offer. Any shareholders who owned, as of November 9, 2001, in excess of 17% of AtheroGenics' common stock will be permitted to acquire up to an aggregate of 20% of AtheroGenics' outstanding common stock without triggering the rights plan. If, following the exercise of initial rights, a person or group again acquires 15% or more of AtheroGenics' common stock, or a person or group who had previously acquired 15% or more of AtheroGenics' common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of the common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases.

If AtheroGenics is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's shares equal in value to those obtainable if the rights were exercisable in AtheroGenics' stock.

The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire AtheroGenics to negotiate with the Board prior to attempting a takeover. The Board of Directors may redeem any non-exercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

On February 3, 2003, AtheroGenics completed a public offering of 8,280,000 shares of common stock (including the exercise of the underwriters' over-allotment option) that raised net proceeds of approximately $48,100,000. These shares were registered under a Registration Statement on Form S-3 (Registration No. 333-101174) filed with the Securities and Exchange Commission in November 2002.

note six > STOCK OPTIONS AND WARRANTS

During 1995, AtheroGenics established a stock option plan (the "1995 Plan") which, as amended, provides that options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than 75% of the fair values of the shares on the dates of grant.

The 1995 Plan, as amended, authorizes the grant of options for up to 1,264,084 shares of AtheroGenics' common stock, and as of December 31, 2002, AtheroGenics had reserved 267,800 shares of common stock for future issuance under the 1995 Plan. Options granted under the 1995 Plan vest over periods ranging from the date of grant to five years from that date.

Effective July 30, 1997, AtheroGenics established an equity ownership plan (the "1997 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 1997 Plan authorizes the grant of options for up to 1,474,416 shares of AtheroGenics' common stock. On January 28, 2000, AtheroGenics' Board of Directors authorized an additional 2,250,000 shares to be issued under the 1997 Plan. As of December 31, 2002, AtheroGenics had reserved 2,569,321 shares of common stock for issuance under the 1997 Plan. The 1997 Plan allows for grants of non-qualified options, incentive stock options and shares of restricted stock. Non-qualified options granted under the 1997 Plan may vest immediately for non-employees, but vest over a four-year period for employees. Incentive stock options generally vest over four years. The majority of the stock options granted under the 1997 Plan are incentive stock options.

Effective April 18, 2001, AtheroGenics established an equity ownership plan (the "2001 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2001 Plan authorizes the grant of options for up to 2,000,000 shares of AtheroGenics' common stock. As of December 31, 2002, AtheroGenics had reserved 2,000,000 shares of common stock for issuance under the 2001 Plan. The terms of the 2001 Plan are substantially similar to the terms of the 1997 Plan.

A summary of stock option activity under the 1995 Plan, the 1997 Plan and the 2001 Plan follows:

	Number of Shares	Price Range	Weighted Average Price
Outstanding at January 1, 2000	1,785,325	$ .10 – .31	$ .28
Granted	1,797,850	.38–9.88	2.28
Exercised	(613,650)	.10–9.88	.30
Canceled	(111,350)	.30–8.25	.67
Outstanding at December 31, 2000	2,858,175	.10–9.88	1.49
Granted	1,071,450	4.37–6.85	6.02
Exercised	(340,478)	.30–6.56	.41
Canceled	(228,487)	.30–8.25	2.31
Outstanding at December 31, 2001	3,360,660	.10–9.88	2.99
Granted	1,048,380	6.10–7.85	7.18
Exercised	(262,654)	.30–5.30	.92
Canceled	(250,966)	.31–9.88	5.97
Outstanding at December 31, 2002	3,895,420	.10–9.88	4.06

The following table summarizes information concerning currently outstanding and exercisable options granted under the 1995 Plan, the 1997 Plan and the 2001 Plan as of December 31, 2002.

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ .10 – .38	1,562,840	6.13	$ .32	1,286,322	$ .31
4.37 – 6.05	1,018,250	8.59	5.72	384,832	5.66
6.10 – 7.41	1,097,280	9.64	7.08	126,950	6.36
7.55 – 9.88	217,050	8.01	8.02	119,005	8.05
	3,895,420	7.87	4.06	1,917,109	2.26

During 2000, in connection with the grant of certain options to employees, AtheroGenics recorded non-cash deferred stock compensation of $12,093,928, representing the difference between the exercise price and the deemed fair value of AtheroGenics' common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting. During 2002, 2001 and 2000, AtheroGenics recorded amortization of deferred stock compensation for these options of $1,495,249, $2,316,141 and $7,972,728, respectively.

In June 2001, in connection with the grant of certain warrants as part of a licensing agreement with National Jewish Medical and Research Center and options granted for the addition of new members to the Scientific Advisory Board, AtheroGenics recorded non-cash deferred stock compensation of $1,092,200. The fair value of the warrants and options for purposes of this calculation was determined by using the Black-Scholes model. These amounts are included as a reduction of shareholders' equity and are being amortized over the vesting periods of the individual warrants and options, generally five years, using the graded vesting method. During 2002, AtheroGenics recorded a total of $383,664 of amortization of deferred stock compensation for these warrants and options. The fair value of the options and warrants is re-measured at each measurement date. At December 31, 2002, 100,000 shares of common stock were reserved for issuance upon the exercise of these outstanding warrants.

In August 2002, in connection with the modification of certain options held by an employee who changed in status to become a consultant, AtheroGenics recorded non-cash deferred stock compensation of $235,956. The fair value of the options for purposes of this calculation was determined by using the Black-Scholes model. These amounts are included as a reduction of shareholders' equity and are being amortized over the vesting periods of the individual options, which is approximately one year, using the straight-line method. During 2002, AtheroGenics recorded a total of $97,959 of amortization of deferred stock compensation for these options. The fair value of the options is re-measured at each measurement date. At December 31, 2002, 59,050 shares of common stock were reserved for issuance upon the exercise of these outstanding options.

At December 31, 2002, AtheroGenics had a total of $1,243,786 remaining to be amortized over the vesting periods of the option grants discussed above. This amortization will approximate $990,000 in 2003, $156,000 in 2004, $75,000 in 2005 and $23,000 in 2006. During 2002 and 2001, 13,200 and 165,500 shares, respectively, were forfeited and deferred stock compensation was decreased by $111,841 and $1,395,735, respectively.

Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if AtheroGenics had accounted for the employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options (which are granted with an exercise price equal to fair market value as determined by the board of directors on the grant date) was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for 2002, 2001 and 2000: risk-free interest rates of 3.37%, 4.51% and 6.36%, respectively; no dividend yield; a weighted average expected life of the options of five years; and volatility factors of the expected market price of AtheroGenics' common stock of 87.63%, 99.79% and 20.85%, respectively.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The weighted average fair values of options granted during 2002, 2001 and 2000 equal $5.14, $4.60 and $1.16, respectively. Pro forma net loss and net loss per share are as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
Pro forma net loss	$(29,911,812)	$(18,694,195)	$(14,151,546)
Pro forma net loss per share (basic and diluted)	(1.07)	(0.72)	(1.32)

In August 1998, in connection with a bridge loan agreement, AtheroGenics issued to lenders warrants for 205,002 shares of Series B Redeemable Convertible Preferred Stock. These warrants became exercisable on January 1, 1999 for $3.00 per share and expire on August 19, 2008.

In February 1999, in connection with an amendment to the bridge loan agreement, AtheroGenics issued the lenders additional warrants to purchase 200,001 shares of Series C Redeemable Convertible Preferred Stock. The warrants became exercisable on April 13, 1999 for $3.00 per share and expire on December 31, 2008.

The Series B and Series C Redeemable Convertible Preferred Stock were subsequently converted into common stock at a conversion rate of one-to-one upon the completion of AtheroGenics' Initial Public Offering in August 2000. At such time, the warrants became exercisable for common stock. At December 31, 2002, 183,622 shares of common stock were reserved for issuance upon the exercise of outstanding warrants.

note seven > SHORT-TERM INVESTMENTS

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days and less than 12 months from the date of acquisition. AtheroGenics has invested primarily in corporate notes and commercial paper, all of which have a minimum investment rating of A1/P1, and government agency notes. AtheroGenics had no realized gains or losses from the sale of investments for the period ended December 31, 2002. The unrealized gains were $310 and $53,298 for 2002 and 2001, respectively. The following table summarizes the estimated fair value of AtheroGenics' short-term investments:

DECEMBER 31,	2002	2001
Government agency notes	$ 1,000,000	$16,096,749
Corporate notes	—	7,122,703
Commercial paper	1,500,309	6,500,000
Certificate of deposit	38,493	38,493
Total	$ 2,538,802	$29,757,945

All available-for-sale securities held at December 31, 2002, will mature during 2003.

note eight > EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

DECEMBER 31,	2002	2001
Laboratory equipment	$ 2,564,534	$ 1,861,221
Leasehold improvements	1,492,540	1,420,579
Computer and office equipment	1,109,776	968,329
Construction in progress	—	309,384
	5,166,850	4,559,513
Accumulated depreciation and amortization	(2,341,583)	(1,644,001)
	$ 2,825,267	$ 2,915,512

note nine > BANK CREDIT AGREEMENTS

In March 2002, AtheroGenics entered into a revolving credit facility with Silicon Valley Bank ("the Bank") for up to a maximum amount of $5,000,000 to be used for working capital requirements. Under the terms of the facility, interest on advances is charged at the Bank's prime rate plus 1.50% per year, provided that certain liquidity levels are maintained; otherwise interest will be charged at prime rate plus 2.0% per year. Amounts borrowed under the revolving credit facility may be repaid and reborrowed at any time and from time to time during the term of the facility. The revolving line of credit terminates on September 5, 2004 and all outstanding amounts and accrued interest will be due and payable on that date. As of December 31, 2002, there were no outstanding balances under the revolving credit facility.

In addition, in March 2002, AtheroGenics entered into an equipment loan facility with the Bank for up to a maximum amount of $2,500,000 to be used to finance existing and new equipment purchases. Under the terms of the facility, AtheroGenics may request up to six equipment advances until December 6, 2002. The interest rate on the equipment advances was equal to the greater of (1) the Bank's prime rate plus 3.0% or (2) 7.5% per year and was fixed at the time of each advance. Amounts borrowed under the equipment loan facility are repaid in 33 equal installments of principal and interest beginning on the first business day of the month following an advance. As of December 31, 2002, there was an outstanding balance of $1,007,129 under the equipment loan facility and the weighted average interest rate was 7.68%.

As collateral for the revolving credit facility and for the equipment loan facility, AtheroGenics granted to the Bank a security interest in all of its assets other than its intellectual property and granted a negative pledge on its intellectual property. Also, in conjunction with these facilities, AtheroGenics is required to maintain a $15,000,000 compensating cash balance in an account with the Bank.

Maturities of long-term debt as of December 31, 2002 are as follows:

2003	$ 434,637
2004	488,870
2005	83,622
	$ 1,007,129

note ten > INCOME TAXES

At December 31, 2002, AtheroGenics had net operating loss carryforwards and research and development credit carryforwards of $76,316,052 and $2,311,134, respectively, for income tax purposes, which both begin to expire in 2010. The significant components of the deferred tax assets are:

DECEMBER 31,	2002	2001
Net operating loss carryforwards	$ 29,000,100	$ 19,147,887
Deferred stock compensation	3,899,329	3,284,001
Research credits	2,311,134	1,544,330
Other	241,093	259,746
Total deferred tax assets	35,451,656	24,235,964
Valuation allowance	(35,451,656)	(24,235,964)
Net deferred tax assets	$ —	$ —

Because of AtheroGenics' lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $11,215,692 and $8,718,402 in 2002 and 2001, respectively.

AtheroGenics' net operating loss carryforwards may be subject to certain Internal Revenue Code Section 382 limitations on annual utilization in the event of changes in ownership. These limitations could significantly reduce the amount of the net operating loss carryforwards available in the future. AtheroGenics has not completed an analysis of IRC Section 382 on the cumulative net operating loss carryforward. However, the annual limitations are not expected to prevent utilization of the net operating loss carryforward due to the significant increases in value indicated by the successive issues of our stock. If a change in ownership has occurred, there will be an annual accrual limitation; however, this limitation is not expected to result in a loss of the deferred tax benefit.

note eleven > LEASES

On June 19, 1998, AtheroGenics entered into a 10-year operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $89,400 began March 2, 1999, the date occupancy commenced. These payments are subject to increases during each successive 12-month period based on changes in the Consumer Price Index ("CPI"). Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. AtheroGenics may extend the lease term for two successive five-year periods. AtheroGenics' other operating lease obligations are not significant.

At December 31, 2002, AtheroGenics' minimum aggregate commitments (net of sublease income) under long-term, non-cancelable operating leases are as follows:

	Gross	Sublease Income	Net
2003	$ 1,270,377	$ 211,438	$ 1,058,939
2004	1,250,456	177,858	1,072,598
2005	1,144,923	130,847	1,014,076
2006	1,136,895	—	1,136,895
2007	1,136,895	—	1,136,895
Thereafter	1,326,378	—	1,326,378
	$ 7,265,924	$ 520,143	$ 6,745,781

Rent expense under operating leases amounted to $925,040, $835,608 and $786,452 in 2002, 2001 and 2000, respectively.

Equipment and leasehold improvements include the following amounts for leases that have been capitalized at December 31, 2002 and 2001:

	2002	2001
Lab equipment	$ 972,500	$ 972,500
Less accumulated amortization	(972,500)	(837,162)
	$ —	$ 135,338

Amortization of leased assets is included in depreciation and amortization expense.

note twelve > RELATED PARTY TRANSACTIONS

On April 15, 2002, AtheroGenics made a secured loan in the amount of $123,116 to one of its executive officers, who is also a shareholder. The loan bears interest at a rate of 2.88% per annum, the applicable federal rate at the time of the loan, and is due on April 15, 2005. The loan is secured by 22,500 shares of AtheroGenics' common stock.

AtheroGenics has a sublease agreement for a portion of its office and laboratory space with Inhibitex, Inc. The monthly lease payments were approximately $21,000 in 2002. In 2003, under a revised sublease agreement that reduces the amount of office space, the monthly lease payments are approximately $11,000. The lease term ends on December 31, 2005. The President and Chief Executive Officer of AtheroGenics and the Chairman of AtheroGenics' Board of Directors are both members of the Inhibitex, Inc. Board of Directors.

AtheroGenics has a sublease agreement for a portion of its office space with ATV Management Corp. Monthly lease payments are approximately $3,500. The lease term ends on July 31, 2004. The Chairman of the Board of Directors of AtheroGenics is the President and sole shareholder of ATV Management Corp.

note thirteen > EMPLOYEE BENEFIT PLAN

AtheroGenics has a defined contribution plan covering eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to 15% of their salary (up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code). AtheroGenics may make a discretionary contribution. During 2002, AtheroGenics matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. AtheroGenics' contribution to the plan for 2002, 2001 and 2000 aggregated $129,503, $91,852 and $62,093, respectively. AtheroGenics' stock is not an eligible investment under this plan.

note fourteen > QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations:

YEAR ENDED DECEMBER 31, 2002	1st Quarter	2nd Quarter	Third Quarter	Fourth Quarter
Net revenues	$ —	$ —	$ —	$ —
Operating loss	(6,868,283)	(6,841,754)	(7,132,780)	(8,042,310)
Net loss	(6,563,715)	(6,572,494)	(6,926,723)	(7,902,575)
Net loss per share data:				
Basic and diluted	(0.24)	(0.24)	(0.25)	(0.28)

YEAR ENDED DECEMBER 31, 2001	1st Quarter	2nd Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 1,430,422	$ 481,245	$ 538,511	$ 1,059,362
Operating loss	(3,884,934)	(4,537,847)	(5,456,025)	(6,127,525)
Net loss	(3,100,628)	(3,949,277)	(4,862,219)	(5,727,459)
Net loss per share data:				
Basic and diluted	(0.13)	(0.16)	(0.18)	(0.21)

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add up to the per share data as computed for the year.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AtheroGenics, Inc.

We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
February 5, 2003

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

COMMON STOCK INFORMATION

Our common stock has been traded on the Nasdaq National Market under the symbol "AGIX" since August 9, 2000. Prior to that time, there was no public market for the common stock. The following table sets forth the range of high and low reported last sale price per share of our common stock as quoted on the Nasdaq National Market for each period indicated.

	Common Stock	
YEAR ENDED DECEMBER 31, 2001	High	Low
First quarter	$ 7.13	$ 5.25
Second quarter	7.25	4.53
Third quarter	6.76	3.95
Fourth quarter	6.10	2.71
YEAR ENDED DECEMBER 31, 2002		
First quarter	$ 7.71	$ 5.51
Second quarter	8.35	6.27
Third quarter	7.47	4.71
Fourth quarter	7.41	5.65

As of March 3, 2003, there were approximately 3,500 holders of our common stock. This number includes beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

COMPANY INFORMATION

COMPANY OFFICERS

Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer

Mark P. Colonnese
Senior Vice President,
Finance and Administration
Chief Financial Officer

Robert A.D. Scott, M.D.
Senior Vice President,
Clinical Development and Regulatory Affairs,
Chief Medical Officer

G. John Mohr
Vice President, Business Development

Martin A. Wasserman, Ph.D.
Vice President, Discovery Research,
Chief Scientific Officer

Charles A. Deignan
Senior Director, Finance and Administration,
Assistant Secretary

SEC Form 10-K

Shareholders of record may obtain without charge a copy of our annual report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, by writing to:

Investor Relations Department
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

A copy of AtheroGenics' annual report on Form 10-K is also available without charge at AtheroGenics' website.

STOCK INFORMATION

Stock symbol – AGIX
Trading market – NASDAQ

INVESTOR RELATIONS

Mark P. Colonnese
Donna L. Glasky

AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004
Telephone: 678-336-2500
Facsimile: 678-336-2501
Email: investor@atherogenics.com
Website: www.atherogenics.com

TRANSFER AGENT REGISTRAR

American Stock Transfer & Trust
Shareholder Services Department
40 Wall Street, 46th Floor
New York, NY 10005
Telephone: 800-937-5449

AUDITORS

Ernst & Young LLP
600 Peachtree Street, Ste. 2800
Atlanta, GA 30308

ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 8, 2003
9 a.m. Eastern
Grand Hyatt Atlanta
3300 Peachtree Road
Atlanta, GA 30305

BOARD OF DIRECTORS



Left to right:

David Bearman
Retired Senior Vice President, Chief Financial Officer, NCR Corporation

T. Forcht Dagi, M.D.
Managing Partner and Director, Cordova Ventures

Stephen G. Sudovar
President and CEO, EluSys Therapeutics, Inc.

Arthur M. Pappas
Chairman and CEO, A.M. Pappas & Associates

Russell M. Medford, M.D., Ph.D.
President, CEO and Co-Founder, AtheroGenics, Inc.

Michael A. Henos
Chairman of the Board, AtheroGenics, Inc.
Managing Director, Alliance Technology Ventures

William A. Scott, Ph.D.
Consultant, Former Senior Vice President, Bristol-Myers Squibb

R. Wayne Alexander, M.D., Ph.D.
Co-Founder, AtheroGenics, Inc.
Chairman, Department of Medicine, Emory University School of Medicine

Vaughn D. Bryson
President, Life Science Advisors

designed and produced by see see eye / Atlanta

ATHEROGENICS, INC.[SM]

AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004
www.atherogenics.com